SERIES C WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR (B) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) IF SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT, SUCH DOCUMENTS, OPINIONS AND CERTIFICATES AS THE COMPANY MAY REASONABLY REQUIRE. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

PSIVIDA LIMITED

Series C Warrant To Purchase ADRS

Warrant No.:          Series C-1
Number of ADRs: 1,500,000
Date of Issuance:  December 29, 2006 (“Issuance Date”)

PSIVIDA LIMITED, an Australian corporation (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, CASTLERIGG MASTER INVESTMENTS LTD., the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase ADRs (as defined below) (including any Warrants to Purchase ADRs issued in exchange, transfer or replacement hereof, the “Warrant”), at any time or times on or after the date hereof, but not after 11:59 p.m., New York Time, on the Expiration Date (as defined below), representing up to One Million Five Hundred Thousand (1,500,000) fully paid nonassessable ADRs (as defined below) (the “Warrant Shares”). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 15. This Warrant is one of the Warrants to purchase Warrant Shares (the “SPA Warrants”) issued pursuant to Section 1 of that certain Second Amendment Agreement, dated as of December 29, 2006 (the “Subscription Date”), by and among the Company and the investors (the “Buyers”) referred to therein (the “Amendment Agreement”).

1. EXERCISE OF WARRANT.

(a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder on any day on or after the date hereof, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant and (ii)  payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the “Aggregate Exercise Price”) in cash or wire transfer of immediately available funds. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the second (2nd) Business Day following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price the “Exercise Delivery Documents”), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company’s transfer agent (the “Transfer Agent”). On or before the fifth (5th) Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the “Share Delivery Date”), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Ordinary Shares represented by the ADRs with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing the ADRs. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three Business Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Warrant Shares are to be issued upon the exercise of this Warrant, but, at the option of the Company, (i) the number of Warrant Shares to be issued shall be rounded up to the nearest whole number or (ii) in lieu of any fractional Warrant Shares to which the Holder would otherwise be entitled, the Company shall make a cash payment to the Holder equal to the Closing Sale Price on the date of exercise multiplied by such fraction. Upon exercise of this Warrant, the Company shall deposit the corresponding number of Ordinary Shares representing the American Depositary Shares (“ADSs”) underlying the ADRs and pay by wire transfer to the Depositary’s account the ADS issuance fee of $0.03 per ADS to be issued, together with all applicable taxes and expenses otherwise payable under the terms of the Deposit Agreement for the deposit of Ordinary Shares and issuance of ADSs (including, without limitation, confirmation that any Australian stock transfer taxes in respect of such deposit (if any) have been paid by the Company), and the Company shall otherwise comply with and cause any other necessary party to comply with all the terms of the Deposit Agreement. The Company shall pay any and all taxes (excluding any taxes on the income of the Holder) which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant. Appropriate and equitable adjustment to the terms and provisions of this Warrant shall be made in the event of any change to the ratio of Warrant Shares to Ordinary Shares represented thereby.

In the event that the Company’s Board of Directors should determine that the Company shall transform itself (whether by re-incorporation in the United States or otherwise) from a foreign private issuer (as defined under the Securities Act of 1933, as amended) all references to ADRs or ADSs shall be deemed references to whatever shares are then issued by the re-domiciled Company and all other provisions of this Warrant shall be equitably adjusted by the parties hereto to the extent necessary or appropriate to reflect such new country of incorporation.

(b) Exercise Price. For purposes of this Warrant, “Exercise Price” means $2.00 per ADR (which is equivalent to $0.20 per Ordinary Share), subject to adjustment as provided herein.

(c) Company’s Failure to Timely Deliver Securities. If the Company shall fail to issue to the Holder, the number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise of this Warrant and register such Warrant Shares on the Company’s share register or to credit the Holder’s balance account with DTC for such number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise of this Warrant on or prior to the date which is three (3) Business Days after receipt of the Exercise Delivery Documents (an “Exercise Failure”), then the Company shall pay damages in cash to the Holder for each date of such Exercise Failure in an amount equal to an interest rate equal to 10% per annum applied to the product of (X) the sum of the number of Warrant Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled and (Y) the Closing Sale Price of the Warrant Shares on the Share Delivery Date. In addition to the foregoing, if within three (3) Trading Days after the Company’s receipt of the facsimile copy of a Exercise Notice the Company shall fail to issue and deliver to the Holder and register such Warrant Shares on the Company’s share register or credit the Holder’s balance account with DTC for the number of Warrant Shares to which the Holder is entitled upon such holder’s exercise hereunder, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) ADRs to deliver in satisfaction of a sale by the Holder of ADRs issuable upon such exercise that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the ADRs so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver and issue such ADRs shall be deemed to have been satisfied and shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such ADRs and pay cash to the Holder in an amount equal to the excess

(if any) of the Buy-In Price over the product of (A) such number of ADRs, times (B) the Closing Bid Price on the date of exercise.

(d) Registration Rights.  Notwithstanding anything contained herein to the contrary, if a Registration Statement (as defined in the Registration Rights Agreement) covering the Warrant Shares that are the subject of the Exercise Notice (the “Unavailable Warrant Shares”) is not available for resale of such Unavailable Warrant Shares then the Holder may elect to exercise this Warrant for Warrant Shares in the form of ADRs or in the form of the Ordinary Shares underlying the ADRs and in either case the Company must, contemporaneous with the issue of the Warrant Shares that are the subject of the Exercise Notice, lodge with the ASX Limited a notice complying with section 708A(5)(E) of the Corporations Act 2001 and the ASX Listing Rules (“Cleansing Notice”) and notify the Holder that it has so lodged a Cleansing Notice, and upon the lodgement by the Company of the Cleansing Notice, the Holder is free to dispose of any Ordinary Shares or any interest in Ordinary Shares it holds on the Australian Stock Exchange Limited in the ordinary course of trading or otherwise in Australia to any person and the restrictions on sale in that certain Securities Purchase Agreement, dated as of October 5, 2005, by and among the Company and the buyers listed on the Schedule of Buyers attached thereto, as amended (the “Securities Purchase Agreement”), including without limitation in Section 2(j)(C) of the Securities Purchase Agreement, does not apply to any such disposal. Notwithstanding the foregoing, from after the second anniversary of the Issuance Date, in the event that the aggregate number of Ordinary Shares that trades on the ASX is less than either (i) an average of 50,000 Common Shares on each Trading Day during any two month period or (ii) a weighted average trading price of at least US$50,000 on average during each Trading Day during any two month period, then at the request of the Holder the Company as of the date of such request once again (each of (i) and (ii), a “Registration Event”) shall be subject to the terms of the Registration Rights Agreement as to the Warrant Shares; provided, that the Holder makes such request within thirty (30) days of a Registration Event.

(e) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 12.

(f) Limitations on Exercises.

(i) Beneficial Ownership. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, the Holder (together with affiliates) would beneficially own (directly or indirectly through Warrant Shares or otherwise) in excess of 4.99% (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned (directly or indirectly through Warrant Shares or otherwise) by the Holder and its affiliates shall include the number of Ordinary Shares underlying the Warrant Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude the number of Ordinary Shares underlying Warrant Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by the Holder and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this section, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Warrant, in determining the number of outstanding Ordinary Shares, the Holder may rely on the number of outstanding Ordinary Shares as reflected in (1) the Company’s most recent Form 20-F, Form 6-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within two (2) Business Days confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the SPA Securities and the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Ordinary Shares was reported. By written notice to the Company, the Holder may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of SPA Warrants.

(ii) Principal Market Regulation. The Company shall not be obligated to issue any ADRs upon exercise of this Warrant, and the Holder of this Warrant shall not have the right to receive upon conversion of this Warrant, any ADRs, if the issuance of such ADRs would exceed that number of ADRs which the Company may issue upon exercise of this Warrant (including, as applicable, any ADRs issued upon conversion of the SPA Securities) without breaching the Company’s obligations under the rules or regulations of the Principal Market (or such other Eligible Market on which the ADRs or Ordinary Shares are listed) or the ASX (the “Exchange Cap”), except that such limitation shall not apply in the event that the Company obtains the approval of its stockholders as required by the applicable rules of the Principal Market and the ASX listing rules for issuances of ADRs in excess of such amount. Until such approval is obtained, no Buyer shall be issued, in the aggregate, upon exercise or conversion, as applicable, of any SPA Warrants or SPA Securities, any ADRs in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of ADRs underlying the SPA Warrants issued to such Buyer pursuant to the Amendment Agreement on the Subscription Date and the denominator of which is the aggregate number of ADRs underlying all the Warrants issued to the Buyers pursuant to the Amendment Agreement on the Subscription Date (with respect to each Buyer, the “Exchange Cap Allocation”). In the event that any Buyer shall sell or otherwise transfer any of such Buyer’s SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer’s Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder’s SPA Warrants into a number of ADRs which, in the aggregate, is less than such holder’s Exchange Cap Allocation, then the difference between such holder’s Exchange Cap Allocation and the number of ADRs actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the ADRs underlying the SPA Warrants then held by each such holder.

2. ADJUSTMENT OF EXERCISE PRICE.

(a) Adjustment in the Event of a Rights Offering. If the Company issues or gives the holders of Ordinary Shares in the Company the right, pro rata with existing holdings of Ordinary Shares, to subscribe for additional securities (“Pro Rata Issue”), the Exercise Price in respect of one underlying Ordinary Share shall be reduced in accordance with the following formula:

O’ = O -	E [P - (S + D)]
N + 1

Where:

O’  =  the new Exercise Price in respect of an underlying Ordinary Share.

O = the original Exercise Price in respect of an underlying Ordinary Share.

E = the number of underlying Ordinary Shares to be issued on exercise of each Warrant.

P = the average market price per Ordinary Share (weighted by reference to volume) of the Ordinary Shares during the 5 trading days ending before the ex rights date or ex entitlements date.

S = the subscription price for an Ordinary Share under the Pro Rata Issue.

D = the dividend due but not paid on the existing Ordinary Shares (excluding those to be issued under the Pro Rata Issue).

N = the number of Ordinary Shares which must be held to receive one new Share in the Pro Rata Issue.

(b) Adjustment upon pro rata bonus issue of Ordinary Shares. If the Company makes a pro rata bonus issue of Ordinary Shares to its shareholders prior to the Warrant being exercised, and the Warrant is not exercised prior to the record date for the issue, the Warrant will, when exercised, entitle the Holder to the number of Warrant Shares that would ordinarily be received under Section 1, plus the number of bonus Ordinary Shares which would have been issued to the Holder if the Warrant had been exercised prior to the record date.

(c) Adjustment upon Subdivision or Combination of Ordinary Shares. If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding ADRs (or Ordinary Shares underlying such ADRs) into a greater number of ADRs (or Ordinary Shares), the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares (or Ordinary Shares underlying such Warrant Shares) will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding ADRs (or Ordinary Shares underlying such ADRs) into a smaller number of ADRs (or Ordinary Shares underlying such ADRs), the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares (or Ordinary Shares underlying such Warrant Shares) will be proportionately decreased. Any adjustment under this Section 2(c) shall be subject to (and will be correspondingly reorganized in a manner which is permissible under, or necessary to comply with) the ASX Listing Rules or the rules of any Recognized Exchange in force at the relevant time and shall become effective at the close of business on the date the subdivision or combination becomes effective.

(d) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company’s Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that such adjustment is made in accordance with the ASX Listing Rules. No such adjustment pursuant to this Section 2(d) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2, unless in accordance with any ASX Listing Rule.

(e) Other Capital Reorganizations. Notwithstanding any other provision contained in this Warrant, the rights of a warrant holder will be changed to the extent necessary to comply with the listing rules applying to a reorganization of capital at the time of reorganization. Subject to the above, if there is a reorganization of the capital of the Company, the number of Warrant Shares applicable to the Warrant and/or Exercise Price of the Warrant will be reorganized as follows: (i) if the Company returns capital on its Ordinary Shares, the number of Warrant Shares applicable to the Warrant will remain the same, and the Exercise Price of each Warrant will be reduced by the same amount as the amount returned in relation to each Ordinary Share; (ii) if the Company returns capital on its Ordinary Shares by a cancellation of capital that is lost or not represented by available assets, the number of Warrant Shares applicable to the Warrant and the Exercise Price is unaltered; (iii) if the Company reduces its issued Ordinary Shares on a pro rata basis, the number of Warrant Shares applicable to the Warrant will be reduced in the same ratio as the Ordinary Shares and the Exercise Price will be amended in inverse proportion to that ratio; and (iv) if the Company reorganizes its issued Ordinary Shares in any way not otherwise contemplated by the preceding paragraphs, the number of Warrant Shares applicable to the Warrant or the Exercise Price or both will be reorganized so that the Warrant Holder will not receive a benefit that holders of Ordinary Shares do not receive. The Company shall give notice to Warrant Holders of any adjustments to the number of Warrant Shares applicable to the Warrant or the number of Ordinary Shares which are to be issued on exercise of a Warrant or to the Exercise Price. Before a Warrant is exercised, all adjustment calculations are to be carried out including all fractions (in relation to each of the number of Warrant Shares applicable to the Warrant, the number of Ordinary Shares and the Exercise Price), but on exercise the number of Warrant Shares or Ordinary Shares issued is rounded down to the next lower whole number and the Exercise Price rounded up to the next higher cent.

3. FUNDAMENTAL TRANSACTIONS. The Company shall not enter into or be party to a Fundamental Transaction unless, and shall use its best endeavors to procure that, (i)  the Successor Entity (if other than the Company) assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section (4)(b) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of such Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the Ordinary Shares reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of shares of capital stock equivalent to the Ordinary Shares underlying the Warrant Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and reasonably satisfactory to the Required Holders and (ii) such Successor Entity is a publicly traded corporation whose common shares (or whose American Depositary Shares) are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, such Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to such Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, such Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the Warrant Shares (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of the publicly traded common stock (or their equivalent) of the Successor Entity (including its Parent Entity), as adjusted in accordance with the provisions of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Ordinary Shares (directly or indirectly through Warrant Shares or otherwise) are entitled to receive securities or other assets with respect to or in exchange for Ordinary Shares (a “Corporate Event”), the Company shall make appropriate provision, to the extent not prohibited by applicable law, to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the Fundamental Transaction but prior to the Expiration Date, in lieu of the Warrant Shares purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such, securities or other, assets which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had the Warrant been exercised immediately prior to such Fundamental Transaction. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

4. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Constitution or Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any Ordinary Shares underlying the Warrant Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect and (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant.

5. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

6. REISSUANCE OF WARRANTS.

(a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

(b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Warrant Shares shall be given.

(d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Warrant Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

7. NOTICES; CURRENCY.

(a) Notices. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares or Warrant Shares, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of Ordinary Shares or Warrant Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

(b) Currency. Unless otherwise indicated, all dollar amounts referred to in this Warrant are in United States Dollars.

8. AMENDMENT AND WAIVER. The provisions of this Warrant may be amended by the Company and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders and approval from the holders of Ordinary Shares at a shareholders meeting held in accordance with the ASX Listing Rules and Corporations Act 2001 (Cth) or if otherwise permitted by the ASX Listing Rules. Notwithstanding any provision of this Warrant, , a term of this Warrant which has the effect of reducing the exercise price, increasing the period for exercise or increasing the number of Warrant Shares or Ordinary Shares received on exercise is prohibited if it would result in a breach of the ASX Listing Rules. Notwithstanding the above, no change may increase the exercise price of any SPA Warrant or decrease the number of Warrant Shares or class of stock obtainable upon exercise of any SPA Warrant without the written consent of the Holder, unless otherwise provided in the ASX Listing Rules. A change which has the effect of reducing the purchase price, increasing the period for exercise or increasing the number of securities received cannot be made. In addition, subject to the ASX Listing Rules, no such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

9. SEVERABILITY. If any provision of this Warrant or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of the terms of this Warrant will continue in full force and effect.

10. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accor-dance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

11. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

12. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within three (3) Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Business Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company’s independent, outside accountant. The Company at the Company’s expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

13. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

14. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, except as may otherwise be required by Section 2(f) of the Securities Purchase Agreement.

15. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

(a) “ADRs” means the American Depositary Receipts of the Company evidencing the American Depositary Shares of the Company which each represent ten (10) Ordinary Shares.

(b) “ASX” means the Australian Stock Exchange.

(c) “Bloomberg” means Bloomberg Financial Markets.

(d) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York, State of New York, U.S.A. or Perth, Australia are authorized or required by law to remain closed.

(e) “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 12. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

(f) “Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for ADRs or Ordinary Shares.

(g) “Deposit Agreement” means that certain Deposit Agreement, dated as of January 24, 2005 by and among the Company, the Depositary and the holders and beneficial owners from time to time of ADSs evidenced by ADRs issued pursuant to such agreement.

(h) “Depositary” means Citibank, N.A., acting in such capacity under the Deposit Agreement.

(i) “Eligible Market” means the Principal Market, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq Capital Market.

(j) “Expiration Date” means the date that is sixty months after the Issuance Date or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a “Holiday”), the next date that is not a Holiday.

(k) “Fundamental Transaction” means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of either the outstanding Ordinary Shares (not including any Ordinary Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding Ordinary Shares (not including any Ordinary Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Ordinary Shares.

(l) “Options” means any rights, warrants or options to subscribe for or purchase ADRs, Ordinary Shares or Convertible Securities.

(m) “Ordinary Shares” means (i) the Company’s ordinary shares of common stock, no par value per share, and (ii) any share capital into which such Ordinary Shares shall have been changed or any share capital resulting from a reclassification of such Ordinary Shares.

(n) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(o) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(p) “Principal Market” means the Nasdaq Global Market.

(q) “Registration Rights Agreement” means that certain Second Amended and Restated Registration Rights Agreement by and among the Company and the Buyers, as such agreement may be amended from time to time.

(r) “Required Holders” means the holders of the SPA Warrants representing at least a majority of Warrant Shares underlying the SPA Warrants then outstanding.

(s) “SPA Securities” means the Notes issued pursuant to the Amendment Agreement.

(t) “Successor Entity” means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common stock or equivalent equity security is quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person’s Parent Entity.

(u) “Trading Day” means any day on which the ADRs are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the ADRs, then on the principal securities exchange or securities market on which the ADRs are then traded; provided that “Trading Day” shall not include any day on which the ADRs are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the ADRs are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

(v) “Transaction Documents” has the meaning set forth in the Securities Purchase Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase ADRs to be duly executed as of the Issuance Date set out above.

PSIVIDA LIMITED

By:  Michael J. Soja

Name: Michael J. Soja
Title: Vice President of Finance and Chief Financial Officer

EXHIBIT A

EXERCISE NOTICE
TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
WARRANT TO PURCHASE ADRS

PSIVIDA LIMITED
The undersigned holder hereby exercises the right to purchase _________________ of the ADRs, each of which representing ten (10) ordinary shares (“Ordinary Shares”) of pSivida Limited, an Australian corporation (the “Company”), evidenced by the attached Warrant to Purchase ADRs (the “Warrant”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1. Payment of Exercise Price. The undersigned holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

2. Delivery of ADRs. The Company shall deliver to the holder __________ ADRs in accordance with the terms of the Warrant.

Date: _______________ __, ______

Name of Registered Holder

By:

Name:
Title:

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs Citibank, N.A. to issue the above indicated number of Ordinary Shares in accordance with the Transfer Agent Instructions dated December [__], 2006 from the Company and acknowledged and agreed to by Citibank, N.A.

PSIVIDA LIMITED

By:

Name:
Title: